INDEPENDENCE ENERGY CORP.
3020 Old Ranch Parkway, Suite 300
Seal Beach, CA  90740
Telephone: (562) 799-5588

May 13, 2014

VIA EDGAR

Securities and Exchange Commission
100 F. Street, NE
Washington, D.C. 20549-7410

Attention:	Karl Hiller Branch Chief

Dear Sirs:

Re:  Independence Energy Corp. ( “we”, “us”, “our”, the “Company”)
Form 10-K for the Fiscal Year Ended January 31, 2013
Filed May 16, 2013
Form 10-Q for the Fiscal Quarter Ended July 31, 2013
Filed September 16, 2013
Response Letter dated February 10, 2014
File No. 000-54323

We write in response to your letter to the Company dated April 29, 2014 regarding the above referenced Form 10-K and Form 10-Q.  For your ease of reference, our responses to your comments are numbered in a corresponding manner:

Form 10-K for the Fiscal Year ended January 31, 2013

Report of Independent Registered Public Accounting Firm, page 28

1.
We note that although you amended your filing on February 10, 2014 in an effort address the concerns raised in prior comment one, the audit report that you now present on page 28 is not properly dated. Please amend your Form 10-K to include a properly dated audit report, as required by Rule 8-01(a) and Rule 2-02(a) of Regulation S-X. Please be aware that an amendment is required to present the entire Item being amended and to include updated certifications that refer to the amended filing. Further, since the interim report on Form 10-Q did not include properly dated certifications, and you omitted the substance of the report when filing your amendment on February 10, 2014, you should also amend that filing again to include the entire report and properly dated certifications.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours truly,

INDEPENDENCE ENERGY CORP.

Per: /s/ Gregory Rotelli
Gregory Rotelli
President, Chief Financial Officer, Treasurer, Secretary and Director